Angela M. Dowd Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4097 Main 212.407.4000 Fax 646.514.2919 adowd@loeb.com

January 6, 2012

Andrew D. Mew Accounting Branch Chief Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China 3C Group
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 18, 2011
File No. 000-28767

Dear Mr. Mew:

We are in receipt of the Staff’s letter, dated December 19, 2011 (the “Letter”).  On behalf of China 3C Group (the “Company”), we are requesting an extension until January 19, 2012 to respond to the comments in the Letter.  We are filing this letter at the request of Milwood Hobbs in accordance with a telephone conference on January 5, 2012. We believe that this additional time will be sufficient for the Company to consult with its advisors and properly respond to the comments set forth in the Letter.

Thank you for your consideration.

Sincerely,

Angela M. Dowd
Partner

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